March 29, 2012

Mr. John Cash, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549-5546

Re:  Ethan Allen Interiors, Inc.
Form 10-K for the fiscal year ended June 30, 2011
File No. 1-11692

Dear Mr. Cash:

In the attached response to your letter dated March 20, 2012, we have noted your original comments in bold followed by our response to facilitate the review process. The Company has discussed its conclusions with KPMG, its independent registered public accounting firm, and KPMG has confirmed that it concurs with the Company’s assessment.

Further, in providing the attached responses, we hereby acknowledge the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information that Ethan Allen provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

Should you have any additional questions or require further information please contact me directly at (203) 743-8305.

Sincerely,

/s/ David R. Callen

David R. Callen
Vice President Finance & Treasurer

Annual Report on Form 10-K for fiscal year ended June 30, 2011

Fiscal 2011 compared to Fiscal 2010, page 24

Interest and Other Income, net, page 26

We have read your response to prior comment two of our letter dated February 28, 2012. It remains unclear to us how you have determined that a $1.5 million adjustment would not have been material to your previously reported results. Please provide a more detailed analysis explaining how you have determined this adjustment would not have been material, both quantitatively and qualitatively on a quarterly and annual basis.

Response:

As discussed more fully below, in reaching its conclusions that the adjustment at issue would not have been material to our previously reported results, the Company considered a number of quantitative and qualitative factors, including:

●
The Company placed an emphasis on those metrics we believe our investors consider most important. Based on discussions and experience with our investors including reviews of reports issued by analysts who cover the Company, we believe they focus heavily on our orders, revenues, gross profit margin, operating income, net income, and earnings per diluted share (EPS). Of these elements, only net income and EPS were affected by the adjustment. While we also believe they emphasize certain of our balance sheet items such as cash and securities, inventory, customer deposits, and debt, these elements were not affected by this adjustment.

●
The correcting entry recorded in the quarter ended September 30, 2010 increased other income, pretax income, net income, and EPS. It did not affect the operating income of the Company. We considered it unrelated to the ongoing and future financial performance of the Company and therefore highlighted it in our earnings release as a reconciling item to non-GAAP net income. It was also disclosed during our quarterly investor conference calls and in our filings with the SEC. As such, the Company and its investors were able to exclude the impact of the adjustment when evaluating the Company’s performance.

●
The impact of adjustments on previously reported results relative to their comparative period never exceeded an absolute value of 4.6% of the Company’s quarterly pretax results nor an absolute value of 2.3% of any applicable year to date pretax or after tax income nor an absolute value of 0.8% for any quarter in relation to the net income for the applicable full fiscal year.

●
The revenue stream underlying this entry trended higher over time and consequently so did the value of the out of period adjustment relative to the Company’s balance sheet. As such it did not arise from any single transaction or period. The adjustment reached its highest dollar value at the time the entry was recorded. However, the impact was never more than 0.4% of total current assets or 0.2% of the total assets of the Company.

●	The accounting for the underlying income had been consistently applied for ten years and no trends were masked in how income was reported in prior periods.
●	See further analysis below and select data analysis details in Attachment A

Based on these and the other factors discussed below, the Company concluded that no adjustment would have been material to the applicable previously reported results, nor was the entry recorded in the first quarter of fiscal 2011 considered material to that period in light of expected full year results at the time.

Quantitative Analysis:

Attachment A provides a ten year history of numerical impacts of this issue focusing on net income and earnings per diluted share as we believe these are some of the most critical metrics from the perspective of our investors. In addition, we have highlighted below several of the other quantitative metrics considered by the Company in our assessment of possible materiality.

The absolute dollar value of the quarterly timing difference for any prior reporting period never exceeded $0.5 million before taxes. Adjustments in prior reporting periods never exceeded absolute values of:

●	4.6% of applicable quarterly pretax profits
●	2.3% of applicable year to date pretax profits
●	0.8% of applicable full year net income

During the quarter ended September 30, 2010 when the $1.5 million pretax out of period adjustment was recorded, it was 27.6% of that quarter’s pretax profits. However, ASC 250-10-45-27 prescribes that the impact on full year income and income trends should also be considered. In doing so, the out of period entry was an absolute value of just 6.8% of the Company’s budgeted full year pretax profits and net income and an absolute value of just 5.8% of the full year pretax profits as reported and 3.3% of the full year net income.

The agreement from which the adjustment arose had been in place for ten years prior to the out of period adjustment being recorded. The dollar value of the adjustment when considering a balance sheet catch-up entry trended higher over time. Those amounts in prior periods ranged from $0.1 million to $1.5 million before tax. Net of the related tax impacts, those adjustments for all prior periods reported never exceeded absolute values of:

●	0.2% of the Company’s total assets
●	0.4% of the Company’s total current assets
●
6.6% of the Company’s prepaid expenses and other current assets – note: only during the first three quarters of fiscal 2009 did the quarterly adjustments exceed 4.1% and it was 4.1% at that fiscal year end

●	2.2% of the Company’s full fiscal year net income

Qualitative Analysis:

In assessing the materiality of the adjustments for all prior periods the Company considered the guidance contained in SEC Staff Accounting Bulletin No. 99-Materiality (“SAB 99”). SAB 99 states that “a matter is material if there is a substantial likelihood that a reasonable person would consider it important”. In its Statement of Financial Accounting Concepts No. 2, the FASB stated “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” In addition, the Company considered the disclosure requirements of ASC 250-10-45-27 which require separate disclosure of certain items not deemed material.

SAB 99 lists a number of items to consider when determining materiality. A discussion of those items follows.

1.	Whether the misstatement arises from an item capable of precise measurement. The impact of the misstatement is capable of precise measurement.
2.
Whether the misstatement masks a change in earnings or other trends. There is no change in trends with respect to operating income or net income. The one quarter lag has been consistently applied since the contract inception in 2001(initial quarter impact $0.1 million).

3.
Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. The Company does not provide any earnings guidance on a quarterly or annual basis.  In addition, the Company disclosed the out-of-period adjustment in its quarterly reports on form 10-Q, annual reports on form 10-K, associated press releases, and during quarterly investor conference calls. During the first fiscal quarter conference call, none of the analysts who follow the Company inquired about it. Consequently, the Company does not feel that there would be a “substantial likelihood that a reasonable person would consider it important”.

4.	Whether the misstatement changes a loss into income or vice versa. This is not the case for any prior period or in the period the adjustment was recorded.
5.
Whether the misstatement concerns a segment or other portion identified as playing a significant role in operations or profitability.  The adjustment was made below the operating income line, so there was no change to segment reporting on the income statement.

6.	Impact on regulatory requirements. There are no governmental regulatory requirements impacted.
7.	Impact on loan covenants. There is no impact on covenants.
8.
Whether the misstatement has the effect of increasing management’s compensation (bonuses).  Bonuses for the CEO are based on operating income, so there is no effect.  Bonuses for all others are discretionary, and not based on a formula.

9.	Whether the misstatement involves concealment of an unlawful transaction. This not the case.

ASC 250-10-45-27 provides that changes that are material with respect to an interim period, but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period. Based on the above discussion, the Company does not believe the adjustment is material for an interim period. Consequently, separate footnote disclosure is not required. The Company discussed the impact of the adjustment in the respective MD&A sections of the September 2010 form 10-Q and June 2011 form 10-K, as well as in associated press releases and its quarterly investor conference calls.

*           *           *           *           *           *

Attachment A

Impacts of Quarterly Timing Differences on Select Reported Results

		Net income							Diluted earnings per share
		Quarter to date				Year to date			Year to date
Period		As	As	Dif % of	% of	As	As	Dif % of	As	As
Ending		Reported	Adjusted	Reported	Fiscal Yr	Reported	Adjusted	Reported	Reported	Adjusted	Diff
06/30/01		15,843	15,922	0.5%	0.1%	79,680	79,759	0.1%	1.98	1.98	-
09/30/01		16,731	16,731	0.0%	0.0%	16,731	16,731	0.0%	0.42	0.42	-
12/31/01		21,195	21,195	0.0%	0.0%	37,926	37,926	0.0%	0.95	0.95	-
03/31/02		22,969	22,969	0.0%	0.0%	60,895	60,895	0.0%	1.52	1.52	-
06/30/02		21,361	21,361	0.0%	0.0%	82,256	82,256	0.0%	2.06	2.06	-
09/30/02		19,955	19,955	0.0%	0.0%	19,955	19,955	0.0%	0.51	0.51	-
12/31/02		22,870	22,870	0.0%	0.0%	42,825	42,825	0.0%	1.10	1.10	-
03/31/03		11,439	11,439	0.0%	0.0%	54,264	54,264	0.0%	1.40	1.40	-
06/30/03		20,360	20,360	0.0%	0.0%	74,624	74,624	0.0%	1.93	1.93	-
09/30/03		18,690	18,690	0.0%	0.0%	18,690	18,690	0.0%	0.49	0.49	-
12/31/03		24,197	24,197	0.0%	0.0%	42,887	42,887	0.0%	1.12	1.12	-
03/31/04		23,131	23,131	0.0%	0.0%	66,018	66,018	0.0%	1.72	1.72	-
06/30/04		13,460	13,460	0.0%	0.0%	79,478	79,478	0.0%	2.08	2.08	-
09/30/04		18,758	18,758	0.0%	0.0%	18,758	18,758	0.0%	0.51	0.51	-
12/31/04		23,134	23,215	0.4%	0.1%	41,892	41,973	0.2%	1.14	1.14	-
03/31/05		17,935	17,868	-0.4%	-0.1%	59,827	59,841	0.0%	1.63	1.63	-
06/30/05		19,511	19,579	0.3%	0.1%	79,338	79,420	0.1%	2.19	2.19	-
09/30/05		17,130	17,191	0.4%	0.1%	17,130	17,191	0.4%	0.49	0.50	(0.01)
12/31/05		26,164	26,245	0.3%	0.1%	43,294	43,436	0.3%	1.26	1.27	(0.01)
03/31/06		19,994	19,904	-0.4%	-0.1%	63,288	63,340	0.1%	1.85	1.85	-
06/30/06		22,394	22,480	0.4%	0.1%	85,682	85,820	0.2%	2.51	2.52	(0.01)
09/30/06		8,452	8,558	1.3%	0.2%	8,452	8,558	1.3%	0.26	0.26	-
12/31/06		22,792	22,932	0.6%	0.2%	31,244	31,490	0.8%	0.96	0.97	(0.01)
03/31/07		17,499	17,211	-1.6%	-0.4%	48,743	48,702	-0.1%	1.50	1.50	-
06/30/07		20,484	20,742	1.3%	0.4%	69,227	69,443	0.3%	2.15	2.15	-
09/30/07		17,504	17,633	0.7%	0.2%	17,504	17,633	0.7%	0.57	0.58	(0.01)
12/31/07		20,622	20,700	0.4%	0.1%	38,126	38,332	0.5%	1.27	1.28	(0.01)
03/31/08		8,846	8,781	-0.7%	-0.1%	46,972	47,114	0.3%	1.58	1.59	(0.01)
06/30/08		11,100	11,203	0.9%	0.2%	58,072	58,317	0.4%	1.97	1.98	(0.01)
09/30/08		7,422	7,373	-0.7%	0.1%	7,422	7,373	-0.7%	0.26	0.26	-
12/31/08		5,488	5,422	-1.2%	0.1%	12,910	12,794	-0.9%	0.45	0.44	0.01
03/31/09		(48,674)	(48,779)	0.2%	0.2%	(35,764)	(35,985)	0.6%	(1.24)	(1.25)	0.01
06/30/09		(16,923)	(16,756)	-1.0%	-0.3%	(52,687)	(52,741)	0.1%	(1.83)	(1.83)	-
09/30/09		(13,579)	(13,495)	-0.6%	-0.2%	(13,579)	(13,495)	-0.6%	(0.47)	(0.47)	-
12/31/09		(3,338)	(3,435)	2.9%	0.2%	(16,917)	(16,930)	0.1%	(0.58)	(0.59)	0.01
03/31/10		(855)	(909)	6.3%	0.1%	(17,772)	(17,838)	0.4%	(0.61)	(0.62)	0.01
06/30/10		(26,544)	(26,207)	-1.3%	-0.8%	(44,316)	(44,045)	-0.6%	(1.53)	(1.52)	(0.01)
09/30/10	*	3,813	2,836	-25.6%	-3.3%	3,813	2,836	-25.6%	0.13	0.10	0.03
12/31/10		14,744	14,744	0.0%	0.0%	18,557	17,580	-5.3%	0.64	0.61	0.03
03/31/11		3,518	3,518	0.0%	0.0%	22,075	21,098	-4.4%	0.76	0.73	0.03
06/30/11		7,175	7,175	0.0%	0.0%	29,250	28,273	-3.3%	1.01	0.98	0.03

* Quarter in which out-of-period adjustment was recorded.